P, E, 2/1/02

SEC 1815 (02/2001)
Previous versions obsolete
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

02014526

OMB APPROVAL
OMB Number: 3235-0116
Expires: March 31, 2003
Estimated average burden hours per response: 8

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2001

PROCESSED
FEB 22 2002
THOMSON FINANCIAL

Breakwater Resources Ltd.
(Translation of registrant's name into English)

95 Wellington Street West, Suite 2000, Toronto, Ontario M5J 2N7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SEC MAIL PROCESSING
RECEIVED
FEB 12 2002
WASH. D.C. 354 SECTION

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BREAKWATER RESOURCES LTD.
(Registrant)

By: *(signed) E. Ann Wilkinson*
E. Ann Wilkinson
Corporate Secretary

Date: February 11, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13-a-16 or 15d-16
of the Securities Exchange Act of 1934

BREAKWATER RESOURCES LTD.
(Exact name of registrant as specified in its charter)

EXHIBITS

INDEX TO EXHIBITS

The following documents are being filed with the Commission as exhibits to, and are incorporated by reference into and form part of, the report on Form 6-K.

Number	Exhibit
1.	Material Change Report issued February 11, 2002.

EXHIBIT 1

MATERIAL CHANGE REPORT

s. 85(1)(b) OF THE SECURITIES ACT (BRITISH COLUMBIA)
s. 118(1)(b) OF THE SECURITIES ACT (ALBERTA)
s. 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN)
s. 75(2) OF THE SECURITIES ACT (ONTARIO)
s. 73 OF THE SECURITIES ACT (QUÉBEC)
s. 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
s. 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

Item 1. Reporting Issuer:

Breakwater Resources Ltd.
Suite 2000
Wellington Street West
Toronto, Ontario
M5J 2N7

Item 2. Date of Material Change:

February 1, 2002.

Item 3. Press Release:

A press release regarding the material change was issued in Toronto, Ontario on February 1, 2002 through Canada NewsWire.

Item 4. Summary of Material Change:

Breakwater Resources Ltd. (the "Corporation") announced certain changes to its arrangements with the syndicate of banks (the "Lenders") which provide the Corporation with credit facilities (the "Syndicate Credit Facilities") and the Corporation's major shareholder, Dundee Bancorp Inc. ("Dundee Bancorp") which is a participant in the arrangements. The changes include changes to the proposed arrangements relating to the issue by the Corporation to Dundee Bancorp of warrants to purchase common shares of the Corporation ("Common Shares") and receipt of regulatory approval to issue the aforementioned warrants.

Item 5. Full Description of Material Change:

On February 1, 2002, the Corporation announced certain changes to its arrangements with the Lenders and the Corporation's major shareholder, Dundee Bancorp.

As announced by the Corporation on November 15, 2001, the Corporation, the Lenders and Dundee Bancorp have agreed that the credit agreement between the Corporation and the Lenders (the "Credit Agreement") will be amended (the "Credit Agreement Amendment") to provide for, among other things, (i) the provision by the Lenders of a new supplemental non-revolving term credit facility in the amount of US$6.5 million (the "Supplemental Term Facility") in favour of the Corporation to be used by the Corporation for general corporate purposes, and (ii) a bridge facility in the principal amount of Cdn$5.0 million (the "Bridge Facility") to be advanced by Dundee Bancorp at its sole discretion pending completion of the proposed offering by the Corporation of rights to purchase Common Shares (the "Rights

Offering") and to be used for short-term working capital by the Corporation pending completion of the Rights Offering. The Corporation intends to offer its shareholders the right to acquire one Common Share for each Common Share held pursuant to the Rights Offering.

The purpose of the Credit Agreement Amendment is to provide the Corporation with working capital to enable the Corporation to continue its operations.

Interest on the Supplemental Term Facility will be calculated at the same rate and otherwise on the same terms as interest on the term loan forming part of the Corporation's present Syndicate Credit Facilities. Interest on the Bridge Facility, if advanced to the Corporation, will be negotiated by the Corporation and Dundee Bancorp. Pursuant to the Credit Agreement Amendment, the maturity date for the Syndicate Credit Facilities as well as the Supplemental Term Facility will be January 2, 2003. Repayment of the Bridge Facility, if advanced to the Corporation, is required to be made on the completion of the Rights Offering, provided that in the event that the proceeds of the Rights Offering are less than the amount outstanding under the Bridge Facility, the balance outstanding under the Bridge Facility is required to be repaid by the Corporation on January 2, 2003.

The Credit Agreement Amendment removes the existing financial covenants contained in the Credit Agreement until January 2, 2003 and cancels scheduled repayments under the existing term loan forming part of the Syndicate Credit Facilities. Until such date, the Corporation is required to use its best good faith efforts to maintain its performance in accordance with a business plan, which has been prepared by the Corporation and provided to the Lenders and Dundee Bancorp. The Corporation is required to provide the Lenders with monthly reports measuring actual performance to that presented in the business plan, as well as other information relating to its financial affairs.

In addition, the Credit Agreement Amendment provides that all existing events of default of the Corporation under the Credit Agreement will be waived and that, until January 2, 2003, the events of default under the credit arrangements of the Corporation with the Lenders will be limited to interest payment defaults and specified events relating to the insolvency of the Corporation.

Pursuant to the Credit Agreement Amendment, the existing revolving credit facility (the "Revolver") forming part of the Syndicate Credit Facilities will be limited to US$37.5 million, provided that in the event that at least $15 million is raised by the Corporation pursuant to the Rights Offering, the revolving credit facility will be increased to its original limit of US$45 million.

As a condition to the Credit Agreement Amendment, the Lenders have required that Dundee Bancorp provide an irrevocable standby letter of credit in the amount of at least US$6.5 million (the "Letter of Credit") in connection with certain of the obligations of Dundee Bancorp to the Lenders under a security sharing and participation agreement between Dundee Bancorp and the Lenders.

The Lenders are entitled to the following fee in connection with the Credit Agreement Amendment:

(a) a cash fee in the aggregate amount of US$600,000 to be paid by the Corporation to the Lenders by January 2, 2003;

(b) the amendment to the terms of outstanding warrants issued to the Lenders on May 18, 2001 to purchase an aggregate of 300,000 Common Shares at a price of $1.57 per

Common Share until November 29, 2002 to (i) change the exercise price of such warrants to an exercise price per Common Share equal to the weighted average trading price of the Common Shares on the TSE during the five trading days following the completion of the Rights Offering and (ii) change the expiry date of such warrants to the earlier of a period of three years from the date upon which such exercise price is established and the date which is 30 days following any continuous period of 10 trading days during which the weighted average trading price of the Common Shares on the TSE exceeds a threshold amount determined with reference to the exercise price of the warrants which will not exceed 133⅓ per cent of the exercise price of the warrants; and

(c) the issue to the Lenders of warrants to purchase an aggregate of 1,000,000 Common Shares having an exercise price per Common Share equal to the weighted average trading price of the Common Shares on the TSE during the five trading days following the completion of the Rights Offering and expiring on the date which is three years from the date upon which such exercise price is established.

The Corporation has also indemnified each of the Lenders and their respective affiliates, directors, officers, agents and employees in connection with the transactions contemplated by the Credit Agreement Amendment.

In connection with the Credit Agreement Amendment, the Corporation entered into an agreement with Dundee Bancorp in November 2001 (the "Dundee Bancorp Agreement") pursuant to which, as consideration for providing the Letter of Credit, the Corporation agreed, subject to the receipt of regulatory approval, to issue to Dundee Bancorp a warrant to purchase up to 50 million Common Shares at a price of $0.20 per Common Share until 4:30 p.m., Toronto time, on December 31, 2004. Following a series of discussions, regulatory approval has now been received for the issue of the following warrants to Dundee Bancorp (the "Dundee Bancorp Warrants"):

(a) a warrant to purchase up to 15,400,705 Common Shares; and

(b) following the completion of the Rights Offering, a further warrant to the extent required in order to ensure that Dundee Bancorp holds warrants to purchase up to the number of Common Shares such that, in the event that the Dundee Bancorp Warrants were exercised in full, the percentage ownership interest of Dundee Bancorp in the Corporation would increase (based upon the current ownership interest of Dundee Bancorp in the Corporation) to approximately 38.5 per cent on a partially diluted basis, provided that the number of Common Shares which may be purchased by Dundee Bancorp pursuant to such further warrant may not exceed 15,400,705 Common Shares.

The exercise price of each of the Dundee Bancorp Warrants is $0.20 per Common Share and each of the Dundee Bancorp Warrants will expire five years from the date of issue thereof. The Dundee Bancorp Agreement has now been amended to provide for the issue of the Dundee Bancorp Warrants to Dundee Bancorp.

Pursuant to the Dundee Bancorp Agreement, the Corporation is required to deliver to Dundee Bancorp an operating plan and an annual budget each satisfactory to Dundee Bancorp. The Corporation is also required to deliver to Dundee Bancorp, among other things, a copy of certain financial reports and other documents delivered by the Corporation to the Lenders and their advisors and certain monthly financial information regarding the Corporation. In addition, the Corporation has, among other things, covenanted to not request, consent to or cause the granting of any time, renewal, extension, compromise, concession, waiver, release, discharge or other indulgence by the Lenders to the Corporation, the amendment, variation, modification, supplement or replacement to or of any of the documents relating to the credit arrangements of the Corporation with the Lenders and any material change to the control, name, business, assets, capital structure or constitution of the Corporation and a subsidiary thereof, in each case without the written consent of Dundee Bancorp. The Corporation has also covenanted to not enter into any agreement, dispose of any asset, merge, amalgamate or engage in any business activity which is outside the ordinary course of the business of the Corporation without the written consent of Dundee Bancorp.

All of the costs and expenses of the Credit Agreement Amendment and the Dundee Bancorp Agreement and the transactions contemplated thereby, including all of the legal costs and expenses of the Corporation, the Lenders and Dundee Bancorp and the fees of the Lenders pursuant to the Credit Agreement Amendment are payable by the Corporation.

The terms of the Credit Agreement Amendment and the Dundee Bancorp Agreement were negotiated by the Corporation during the latter part of September, October and the beginning of November, 2001. During the period of negotiation of the terms of the Credit Agreement Amendment and the Dundee Bancorp Agreement, the directors of the Corporation were kept informed of the proposed terms of the Transaction and the status of the ongoing discussions between the Corporation, the Lenders and Dundee Bancorp. On November 12, 2001, the directors of the Corporation met (the "November Meeting") and, among other things, approved the Credit Agreement Amendment and the Dundee Bancorp Agreement and the transactions contemplated thereby (collectively the "Transaction").

At the November Meeting, each of Colin Benner, Gordon Bub, Allen Palmiere and Murray Sinclair, Jr. (collectively the "Independent Directors") determined, with the concurrence of the other Independent Directors, that he was an "independent director" in respect of the Transaction within the meaning of Rule 61-501 of the Ontario Securities Commission and Policy No. Q-27 of the Commission des valeurs mobilières du Québec (collectively the "Related Party Policies"). The Independent Directors reviewed the terms of the Transaction in order to recommend to the directors of the Corporation whether or not the Transaction should be approved by the directors of the Corporation. During the course of their deliberations and in arriving at their recommendation that the directors of the Corporation approve the Transaction, the Independent Directors reviewed, considered and discussed the following matters at the November Meeting:

(a) the terms and conditions of the Transaction as contained in a draft of each of the term sheet respecting the Credit Agreement Amendment and the Dundee Bancorp Agreement;

(b) the reasons and factors why it was desirable for the Corporation to complete the Transaction, it being recognized that there were certain risks associated with the Corporation completing the Transaction, including, among other reasons and factors, that the Transaction was proposed on the basis that the Corporation would benefit from the completion of the Transaction given, among other reasons,

    (i) the financial prospects of the Corporation were highly dependent on the price of zinc and the continued deterioration in the market price of zinc was having a significant adverse impact upon the financial prospects of the Corporation,

    (ii) as a result of the deterioration in the market price of zinc, the Corporation was in default of certain of its financial covenants in favour of the Lenders contained in the Credit Agreement,

(iii) the Lenders were only prepared to waive the foregoing default of the Corporation on the condition that the Credit Agreement Amendment was made and that, in the absence of the Credit Agreement Amendment, the Lenders could commence enforcement proceedings under the Credit Agreement,

(iv) low zinc prices were seriously impacting the liquidity of the Corporation, and the ability of the Corporation to continue to operate depended upon the continued availability to the Corporation of working capital,

(v) while the Corporation was proposing to complete an offering of rights to purchase Common Shares, given the deterioration of the trading price of the Common Shares on The Toronto Stock Exchange, such offering alone would not result in the Corporation raising sufficient working capital such that the Corporation would be able to continue to operate,

(vi) in the circumstances, the only realistic means available for the Corporation to raise sufficient working capital on a timely basis to enable the Corporation to continue to operate was by virtue of the Credit Agreement Amendment,

(vii) the Lenders were only prepared to make the Credit Agreement Amendment on the condition that Dundee Bancorp provide the Letter of Credit to the Lenders,

(viii) Dundee Bancorp was only prepared to provide the Letter of Credit to the Lenders and the Bridge Facility to the Corporation on the condition that the Corporation enter into the Dundee Bancorp Agreement with Dundee Bancorp,

(ix) given the financial circumstances of the Corporation, the only realistic means of compensating Dundee Bancorp for the provision of the Letter of Credit and the Bridge Facility was through the issue of securities by the Corporation rather than through the payment of a cash fee,

(x) by allowing the Corporation to continue to operate, the Transaction was designed to ensure the continued viability of the Corporation during the current period of depressed zinc prices,

(xi) that, in the absence of the Transaction, even assuming that the Lenders did not immediately enforce their security under the Credit Agreement, the Corporation might be forced to discontinue its operations due to the Corporation's reduced liquidity, and

(xii) by virtue of the foregoing, it was considered to be in the interests of the Corporation that the Transaction be completed; and

(c) the risks associated with the Transaction, including, among other risks,

(i) that the exercise of the warrants proposed to be issued to Dundee Bancorp would result in considerable dilution to the existing holders of Common Shares,

(ii) that, in accordance with the provisions of the agreements providing for the Transaction, the failure of the Corporation to obtain any required approval in connection with the issue of the warrants to Dundee Bancorp would, in effect, constitute an event of default under the credit arrangements between the Corporation, the Lenders and Dundee Bancorp, and there was no absolute assurance that the Corporation would be able to obtain the approvals required in connection with the Transaction, and

(iii) that all of the costs and expenses of the Transaction (including the costs and expenses of the Lenders and of Dundee Bancorp) would be borne by the Corporation.

During the course of their deliberations, the Independent Directors also considered the requirements of the Related Party Policies applicable to the Transaction and concluded that, by virtue of the "financial hardship exemption" contained therein, the Corporation was exempt from the requirement contained in the Related Party Policies to obtain a formal valuation in connection with the Transaction and "minority" approval for the Transaction from the shareholders of the Corporation. In arriving at their conclusion, the Independent Directors considered a number of factors, including those set forth above, and determined that the Corporation was in serious financial difficulty, that the Transaction was designed to improve the financial position of the Corporation and that the terms of the Transaction were reasonable in the circumstances of the Corporation.

Following their review, the Independent Directors unanimously recommended at the November Meeting that the directors of the Corporation approve the Transaction. The directors of the Corporation then reviewed the terms and conditions of the Transaction at the November Meeting and, with all of the directors of the Corporation other than the Independent Directors abstaining, approved the Transaction.

No prior valuation in respect of the Corporation that relates to the subject matter of or is otherwise relevant to the Transaction (i) that has been made in the 24 months before the date of this material change report and (ii) the existence of which is known after reasonable inquiry to the Corporation or to any director or senior officer of the Corporation.

Subsequent to the November Meeting, SRK Consulting prepared an independent technical report regarding the material mining assets of the Corporation, which report includes economic analysis information. The report, which is dated January 18, 2002, is available on SEDAR (www.sedar.com).

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and Analogous Provisions:

Not applicable.

Item 7. Omitted Information:

Not applicable.

Item 8. Senior Officers:

Colin K. Benner
President and Chief Executive Officer
Breakwater Resources Ltd.

Telephone: (416) 363-4798

Item 9. – Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario as of the 11th day of February, 2002.

(signed) Colin K. Benner
Colin K. Benner
President and Chief Executive Officer
Breakwater Resources Ltd.